UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 000-30078

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel: + 33 1 46 29 08 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Press Release

Contact:

Lisa Ann Sanders

Wavecom

Phone: +33 1 46 29 41 81

Email:  lisaann.sanders@wavecom.com

Implementation of the squeeze-out of Wavecom Shares

and OCEANEs

Issy-les-Moulineaux, France – April 20, 2009 – Wavecom (Paris: AVM – NASDAQ: WVCM), a leading provider of embedded wireless technology for M2M (machine-to-machine) communication, was informed that:

By a letter dated April 15, 2009, Lazard Frères Banque, acting on behalf of Sierra Wireless France, informed the Autorité des marches financiers (“AMF”) of Sierra Wireless France’s decision to proceed, in accordance with its intention expressed during its tender offer for Wavecom securities in France and the United States (the “Offers”) and pursuant to its rights under article L.433-4 of the French Monetary Code and articles 237-14 et seq. of the AMF General Regulations, with the squeeze-out of the Wavecom shares it does not own.

The squeeze-out will target all shares not owned by Sierra Wireless France, (i.e. 685,860 shares representing 4.16% of Wavecom’s share capital and voting rights) at the same price as the Offer price of 8.50 euros per share. The 1,091,861 treasury shares held by Wavecom and the 152,673 shares held by officers or employees that are subject to put and call arrangements entered into on April 15, 2009 will not be targeted by the squeeze-out.

The squeeze-out will also target all OCEANEs not owned by Sierra Wireless France, at the same price as the Offer price of 31.93 euros per OCEANE (plus unpaid accrued interest).

The AMF indicated in its decision n°205C0540, dated April 15, 2009, that the squeeze-out will be implemented on April 29, 2009, the date of the delisting of Wavecom shares from Euronext Paris. On this date, the compensation will be paid by Sierra Wireless France, net of all fees, to a blocked account opened for this purpose with Lazard Frères Banque, who will centralize the payment transactions. After the closing of the affiliates’ accounts by Euroclear France, the custodians will credit Wavecom shareholders’ accounts with the relevant compensation. Any compensation payable to unknown holders will be held by Lazard Frères Banque for a period of ten years from the date of the implementation of the squeeze-out. After this date, any unclaimed funds will be remitted to the Caisse des Dépôts et Consignations and made available for the beneficiaries to claim, subject to the thirty-year statute of limitations, after which time they will escheat to the French State.

As a result of the squeeze-out of Wavecom’s ordinary shares in France, the ordinary shares underlying any untendered American Depositary Shares (“ADSs”), which are currently listed on the NASDAQ National Market in the US, will be purchased during the squeeze-out period. Accordingly, The Bank of New York Mellon, as depositary for the Wavecom ADSs will receive payment at its custodian in France for the ordinary shares of Wavecom at a rate of 8.50 euros per ordinary share. The Bank of New York Mellon will convert those funds into US dollars. ADS holders will be sent a Letter of Transmittal with instructions required to surrender their ADSs and receive the cash payment less a cancellation fee of $0.05 per ADS.

Subsequent to the squeeze-out and market delisting, Wavecom will no longer report its financial results separately. Future quarterly results will be reported on a consolidated basis with Sierra Wireless, Inc., who will publish first quarter 2009 results on April 30, 2009.

About Wavecom

Wavecom – The Wireless M2M Experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. Wavecom provides a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). Wavecom also offers a wide range of professional and operated services. Wavecom solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications. Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

Further Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities.

Copies of the note d’information approved by the AMF under visa no. 09-002 dated January 6, 2009, as well as the “other information document,” are available on the Sierra Wireless, Inc. website (www.sierrawireless.com) and the AMF website (www.amf-france.org) and can be obtained for free from Lazard Frères Banque, 121 boulevard Haussmann, 75008 Paris.

Copies of the note en réponse approved by the AMF under visa no. 09-003 dated January 6, 2009, as well as the “other information document,” are available on the Wavecom website (www.wavecom.com) and the AMF website (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy-les-Moulineaux and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.

Copies of the Tender Offer Statement on Schedule TO filed by Sierra Wireless France and the Schedule 14D-9 filed by Wavecom, are available from the US Securities and Exchange Commission’s (the “SEC”) website (www.sec.gov). Such materials filed by Sierra Wireless France and Wavecom are also available for free on the websites of Sierra Wireless, Inc. (www.sierrawireless.com) and Wavecom (www.wavecom.com).

Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France will also be available for free at Sierra Wireless’ website (www.sierrawireless.com).

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include statements relating to the offers for the ordinary shares, the ADSs, and the OCEANEs of Wavecom, the combined company’s future business prospects and projected position in the wireless data and M2M markets, the outlook for the combined company’s future operations, plans and timing for the introduction or enhancement of its services and products, strategies or developments, future market conditions and supply conditions. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in Wavecom’s filings and reports, which may be found on EDGAR at www.sec.gov and on the AMF’s website at www.amf-france.org, and in its other regulatory filings with the AMF in France and the SEC in the United States. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2009

WAVECOM S.A.

BY:	/s/ Chantal Bourgeat
NAME:	CHANTAL BOURGEAT

TITLE:	Chief Financial Officer